SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C. Ronald G. Murray Farris, Vaughan, Wills & Murphy LLP 25th Floor 700 West Georgia Street Vancouver, B.C. Canada V7Y 1B3	Daniel M. Miller Dorsey & Whitney LLP Suite 1605 777 Dunsmuir Street P.O. Box 10444, Pacific Centre Vancouver, B.C. Canada V7Y 1K4
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by AnorMED Inc. with the U.S. Securities and Exchange Commission on September 5, 2006, relating to the tender offer (the “Genzyme Offer”) made by Dematal Corporation (“Dematal”), a Nova Scotia unlimited liability company and a wholly-owned subsidiary of Genzyme Corporation (“Genzyme” and together with Dematal, the “Offerors”), a Massachusetts corporation, for all of the common shares of AnorMED. The terms and conditions of the Genzyme Offer are set forth in the Offer to Purchase and Circular of the Offerors, dated September 1, 2006 (the “Tender Offer Circular”). The Tender Offer Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by the Offerors on September 1, 2006.
     In connection with the Genzyme Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”), dated September 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Directors’ Circular will be mailed to AnorMED shareholders , was filed as exhibit (a)(2)(A) to the initial filing of this Statement, and is incorporated by reference into this Statement in its entirety. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.
Item 8. ADDITIONAL INFORMATION.
     Item 8 is hereby amended and supplemented as follows:
     On September 19, 2006, AnorMED announced it will receive U.S.$10 million in cash in consideration for amending the license agreement for its proprietary anti-cancer drug picoplatin (NX473) to expand the licensed territories to worldwide, forego future development milestones and reduce royalty payments.
     AnorMED licensed picoplatin to Poniard Pharmaceuticals Inc. (NASDAQ:PARD), formerly NeoRx Corporation, in April 2004. Under the terms of the new amendment, AnorMED will receive a cash payment of U.S.$5 million by October 16, 2006 and an additional cash payment of U.S.$5 million by March 31, 2007. AnorMED will continue to be eligible to receive a reduced potential partnership revenue stream from Poniard within the first year of this amendment and single digit royalty payments on product sales, assuming future marketing approval. AnorMED retains rights to a total of U.S.$5 million in commercialization milestone payments if certain sales targets are achieved. The amendment expands Poniard’s licensed rights to picoplatin to include Japan.
     Under the terms of the original agreement from 2004, AnorMED granted Poniard exclusive global rights excluding Japan to develop, manufacture and commercialize picoplatin. AnorMED received a one-time upfront milestone payment of U.S.$1 million cash and U.S.$1 million in Poniard common stock. In addition, AnorMED was eligible to receive additional milestone payments of up to U.S.$13 million, payable in cash or a combination of cash and Poniard common stock, and royalty payments of up to 15% of product sales, assuming the future approval for marketing by regulatory authorities.
     Poniard, a specialty pharmaceutical company focused on oncology, announced August 17, 2006 that it had completed enrollment in a Phase II clinical trial evaluating picoplatin for the treatment of small cell lung cancer. Poniard is also evaluating picoplatin in Phase I/II clinical trials for the treatment of colorectal and prostate cancer.
     Picoplatin is an intravenous chemotherapeutic agent designed to overcome platinum resistance associated with the treatment of solid tumors. According to Poniard, testing in more than 500 patients in Phase I and II safety and efficacy studies indicates that picoplatin may have a more manageable safety profile with fewer side effects than currently available platinum-based therapies.
TABLE OF CONTENTS

Item 9. EXHIBITS
SIGNATURES
EXHIBIT INDEX
Item 9. EXHIBITS
     Item 9 is hereby amended and supplemented to include the following exhibits:

Exhibit	Description

(a)(2)(I)	News release, dated September 19, 2006

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: September 19, 2006

ANORMED INC.
By:	/s/ William J. Adams
	Name:	William J. Adams
	Title:	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description

(a)(2)(A)*	Directors’ Circular, dated September 5, 2006

(a)(2)(B)*	Press release of AnorMED Inc., dated September 5, 2006

(a)(2)(C)*	News release, dated September 7, 2006

(a)(2)(D)*	Material Change Report, dated September 11, 2006

(a)(2)(E)*	Material Change Report, dated September 11, 2006

(a)(2)(F)*	Limited Duration Shareholder Rights Plan Agreement

(a)(2)(G)*	News release, dated September 15, 2006

(a)(2)(H)*	News release, dated September 18, 2006

(a)(2)(I)	News release, dated September 19, 2006

(g)(1)*	Information Agent Script for Incoming Calls

(g)(2)*	Information Agent Script for Outgoing Calls

*	Previously filed.